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                            June 30, 2021

       Eli Casdin
       Chief Executive Officer
       CM Life Sciences, Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, New York 10065

                                                        Re: CM Life Sciences,
Inc.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule PREM14A
                                                            Filed June 28, 2021
                                                            File No. 001-39482

       Dear Mr. Casdin:

                                                        We have reviewed your
amended filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule PREM14A

       Related Agreements, page 31

   1. We note your disclosure in this section that the summary disclosure of the Related
                                                        Agreements is qualified
in its entirety by reference to the complete text of each of the
                                                        Related Agreements and
that the forms of the Forfeiture Agreement, Shareholder Lock-up
                                                        Letter, Sponsor Support
Agreement, and Subscription Agreement are attached hereto as
                                                        Annexes C, D, and E,
respectively. However, we do not see that you have included
                                                        the Forfeiture
Agreement, Shareholder Lock-up Letter and Sponsor Support Agreement as
                                                        annexes in your
preliminary proxy statement. Please include those agreements as annexes to your proxy statement
and revise this section to refer to the correct annexes, or revise your disclosure as
appropriate.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eli Casdin
CM Life Sciences, Inc.
June 30, 2021
Page 2

       You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameEli Casdin
                                                        Division of Corporation
Finance
Comapany NameCM Life Sciences, Inc.
                                                        Office of Life Sciences
June 30, 2021 Page 2
cc:       Colin J. Diamond, Esq.
FirstName LastName